SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 January, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 10 January 2011
Exhibit 1.2	Director/PDMR Shareholding released on 10 January 2011
Exhibit 1.3	Director/PDMR Shareholding released on 10 January 2011
Exhibit 1.4	Transaction in Own Shares released on 11 January 2011
Exhibit 1.5	Blocklisting Interim Review released on 11 January 2011
Exhibit 1.6	Blocklisting Interim Review released on 11 January 2011
Exhibit 1.7	Director/PDMR Shareholding released on 13 January 2011
Exhibit 1.8	Transaction in Own Shares released on 18 January 2011
Exhibit 1.9	Transaction in Own Shares released on 25 January 2011
Exhibit 2.0	Transaction in Own Shares released on 28 January 2011
Exhibit 2.1	Total Voting Rights released on 31 January 2011

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  10 January 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  49,042 ordinary shares on 6 January 2011 at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,850,649,732 ordinary shares in Treasury, and has 18,796,540,934 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  10 January 2011

BP p.l.c. was advised on 10 January 2011 by Computershare Plan Managers that on 10 January 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.925 per share through participation in the BP Sharematch UK Plan:-

Director

Mr I.C. Conn                63 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy               63 shares
Mr B. Looney              63 shares
Mr S. Westwell           65 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  10 January 2011

BP p.l.c. was informed on 7 January 2011, by Computershare Plan Managers, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 6 January 2011 at £5.0345 per Ordinary share, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Dr M C Daly               14,798
Mr A Hopwood           10,575
Mr B Looney              5,290
Mr S Westwell           18,037

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  11 January 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 105,603 ordinary shares on 10 January 2011 at prices between 394.0 pence and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,850,544,129 ordinary shares in Treasury, and has 18,796,660,937 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. -  Blocklisting Interim Review
BP p.l.c. -  11 January 2011

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically  and provided to an ris.

Date: 6 January 2011

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 July 2010	To:	31 December 2010
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Zoe Edmondson
Telephone number of contact:	020 7496 2102

BP p.l.c. -  Blocklisting Interim Review
BP p.l.c. -  11 January 2011

Exhibit 1.6

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:  11 January 2011

Name of applicant :		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 July 2010	To:	31 December 2010
Balance of unallotted securities under scheme(s) from previous return:		13,535,783
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		59,100
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,476,683

Name of contact:	Zoe Edmondson
Telephone number of contact:	020 7496 2102

Exhibit 1.7

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  13 January 2011

BP p.l.c. was informed on 13 January 2011, by Fidelity Stock Plan Services LLC, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044 ) shown opposite their names on 12 January 2011 at US$46.23 per ADS, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Mr M Bly	2,379.274 ADSs
(equivalent to approximately 14,276 ordinary shares)

Ms S Bott	5,623.953 ADSs
(equivalent to approximately 33,744 ordinary shares)

Mr R Fryar	1,592.396 ADSs
(equivalent to approximately 9,554 ordinary shares)

Mr H L McKay	3,806.678 ADSs
(equivalent to approximately 22,840 ordinary shares)

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 January 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 575,716 ordinary shares on 13 January 2011 and 53,055 ordinary shares on 17 January 2011 at prices between 364.8 pence and 492.5 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,915,358 ordinary shares in Treasury, and has 18,797,305,008 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  25 January 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 21,859 ordinary shares on 20 January 2011 and 38,873 ordinary shares on 24 January 2011 at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,854,626 ordinary shares in Treasury, and has 18,797,402,940 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  28 January 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 37,108 ordinary shares on 27 January 2011 at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,849,817,518 ordinary shares in Treasury, and has 18,797,440,048 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c.

BP p.l.c. -  Total Voting Rights
BP p.l.c. -  31 January 2011

Voting Rights and Capital - Transparency Directive Disclosure

London 31 January 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

-
The issued share capital of BP p.l.c. comprised 18,797,402,940 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is 18,802,485,440. This figure excludes (i) 1,849,854,626 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 7 February 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary